Exhibit 99.(a)(5)(iv)

For Immediate Release

WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
ANNOUNCES COMMENCEMENT DATE OF TENDER OFFER

NEW YORK, April 26, 2010 — Western Asset Variable Rate Strategic Fund Inc. (NYSE: GFY) (the “Fund”) announced today that the Fund is offering to purchase up to 20% of the Fund’s common stock or 1,664,686 of the Fund’s issued and outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value per share on the day on which the tender offer expires. The offer commenced today and will expire at 5:00 p.m., New York City time, on May 24, 2010, unless extended.

The tender offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.

If more than 1,664,686 shares are tendered, the Fund will purchase shares from tendering stockholders on a pro rata basis (disregarding fractions), in accordance with the terms and conditions specified in the Offer to Purchase.

The Fund is a non-diversified closed-end management investment company traded on the New York Stock Exchange under the symbol “GFY.” It is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company, Western Asset Management Company Limited and Western Asset Management Company Pte. Ltd. in Singapore, affiliates of the adviser.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of the Fund.  The offer is made only by the Offer to Purchase and the related Letter of Transmittal.  Holders of Fund shares should read these documents when they are available because they contain important information.  These and other filed documents will be available to investors for free both at the website (www.sec.gov) of the Securities and Exchange Commission and from the Fund.  The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

Periodically updated information on the Fund can be obtained by calling the Fund’s dedicated telephone line.  Information provided includes a recorded update of the Fund’s net asset value, market price and other information.  You may contact the Fund at 1-888-777-0102 for additional information, or consult the Fund’s web site at www.leggmason.com/cef.

All data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF

1995.  ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS.  SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN THE FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC, 212-857-8087